June 24, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Suellentrop and James Lopez

Re:	Medpace Holdings, Inc.
Registration Statement on Form S-1
CIK No. 0001668397
File No. 333-

Ladies and Gentlemen:

On behalf of our client Medpace Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on March 15, 2016 (the “Draft Submission”).

This amendment reflects certain revisions to Amendment No. 2 to the Draft Submission, which was confidentially submitted on May 25, 2016, in response to the comment letter from the staff of the Commission (the “Staff”) to Jesse J. Geiger, the Company’s Chief Financial Officer, dated June 1, 2016. The response provided herein is based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of the Registration Statement, marked to show changes against Amendment No. 2 to the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

June 24, 2016

Business

Our Services, page 94

1.	We note your response to comment 2. Please revise pages 94-96 to (1) more clearly address your laboratory services, including the difference between laboratory only offerings and services performed as “a component of a full service clinical development arrangement,” and (2) indicate, consistent with your response, that laboratory only services are immaterial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 96 of the Registration Statement accordingly.

June 24, 2016

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Dr. August J. Troendle, Chief Executive Officer, Medpace Holdings, Inc.

Jesse J. Geiger, Chief Financial Officer, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., General Counsel, Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Glenn R. Pollner, Esq., Gibson, Dunn & Crutcher LLP